Exhibit 12.1

RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Three Months Ended March 31,	Year Ended December 31,
	2017	2016	2015	2014	2013		2012
Fixed charges(1)	$6,715,000	$15,604,000	$7,271,000	$24,519,000	$1,126,204		$277,328
Preferred stock dividends(2)	—	—	—	—	—		—

Combined fixed charges and preferred stock dividends	$6,715,000	$15,604,000	$7,271,000	$24,519,000	$1,126,204		$277,328
Net income (loss)	2,449,000	1,979,000	1,071,000	3,031,000	(698,006)		534,343

Earnings(3)	$9,164,000	$17,583,000	$8,342,000	$27,550,000	$428,198		$811,671

Ratio of earnings to combined fixed charges and preferred stock dividends	1.36	1.13	1.15	9.09	—	(4)	2.93

(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	No preferred stock was outstanding during these periods.
(3)	For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income (loss) plus fixed charges and preferred stock dividends (where applicable).
(4)	For this period, earnings were less than fixed charges therefore the ratio coverage was less than 1:1. The Company would have needed additional earnings of $698,006 to achieve a coverage ratio of 1:1.